July 23, 2025

Gvantsa Chumburidze
Principal Executive Officer
Somitos Corp.
34 Pekini Ave
Tbilisi, Georgia 0160

       Re: Somitos Corp.
           Registration Statement on Form S-1
           Filed June 30, 2025
           File No. 333-288418
Dear Gvantsa Chumburidze:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 30, 2025
Preliminary Prospectus, page 1

1. We note the following disclosure: "After the completion of this offering, management will own approximately 20% of our outstanding common stock, representing a controlling interest." We also note similar disclosure on page 11. On page 12, however, you state that, "[a]fter the completion of this offering, assuming the sale of all shares being registered, our management will own approximately 33.3% of our outstanding common stock, which represents a controlling interest." Please revise for consistency.
Market Information, page 18

2. Include a risk factor informing investors that, as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing
 July 23, 2025
Page 2

       profits under Section 16 of the Exchange Act, the beneficial ownership requirements of Sections 13(d) and (g) of the Exchange Act, and certain tender offer rules. Also provide risk factor disclosure, if appropriate, that discusses the possibility that your periodic reporting obligations will be suspended under Section 15(d) if you have less than 300 holders of record in the fiscal year after the year of effectiveness of the registration statement.
Description of Our Business
Government and Industry Regulation, page 29

3. We note your disclosure that you "hold the view that government regulation will not significantly affect our business operations." Please revise to provide the basis for your view, or advise.
Directors, Executive Officers, Promoters and Control Persons
Background Information About Our Officers and Directors, page 38

4. Please revise to disclose the business experience during the past five years of Gvantsa
       Chumburidze, including her principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In this regard, we note your disclosure throughout the registration statement that Chumburidze "has actively participated in investment opportunities across various sectors," that, "[p]rior to joining the Company as a
       Director, she gained valuable experience as a self-employed entrepreneur and part-
       time worker in various business and technology-related roles," and that she "currently devotes approximately thirty hours per week to manage [y]our affairs." Refer to Item
       401 of Regulation S-K.
Executive Compensation
Summary Compensation Table, page 39

5. We note your disclosure indicating that Gvantsa Chumburidze's salary for 2025 is
       $3,000 and she was awarded 300 stock awards. However, your disclosure elsewhere states that you have not paid any compensation to your officers and directors, and
       "[s]he has agreed to work with no remuneration until such time as we generate profits from operations." Please revise to clarify the discrepancies, or advise. General

6. You disclose in various sections of your prospectus that your educational application is "already working and available as a web application." However, we note your risk factor disclosure that you have not yet commenced offering online marketplace services through your application. Please revise throughout to clearly present the current status of operations and the availability of your educational application.
7. Please file as an exhibit a specimen stock certificate to the extent it defines the rights of holders of the shares being registered. Refer to Item 601(b)(4) of Regulation S-K.
8. It appears that you may be a shell company as defined in Rule 405 under the
       Securities Act. We note that, among other things, you have nominal operations and assets consisting of cash and cash equivalents and nominal other assets, and no
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Page 3

       revenues as of May 31, 2025, and it appears that you do not have any current operations. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company, and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of
       Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eddie Kim at 202-551-8713 or Erin Jaskot at 202-551-3442 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services